Exhibit (e)(15)

August 2, 2010

Jim Murphy

Dear Jim,

You currently have an offer letter dated May 20, 2010 (the “Offer Letter”) with Ikanos Communications Inc. (the “Company” or “Ikanos”) and I am pleased to provide you with additional benefits in the event of a change of control of the Company under the terms and conditions that follow:

Change in Control:

In the event the Company undergoes a Change of Control1, and if within twelve (12) months of that Change of Control the Company or its successor-in-interest terminates your employment without Cause2, or if you terminate your employment for Good Reason3, then subject to your execution and nonrevocation of a general release of claims (as described below), you shall be entitled to (i) a lump sum cash severance payment equal to six (6) months of your base salary and 50% of your annual bonus target payable sixty (60) days following your termination of employment; (ii) reimbursement of up to six (6) months of the cost of COBRA health benefits (which will terminate upon your acceptance of subsequent employment with a company where health benefits are offered); and (iii) acceleration of 50% of your unvested stock position at the time your employment is terminated (collectively referred to as the (Severance Benefits”).

As a condition of receipt of the Severance Benefits provided above you must deliver to the Company an executed copy of a general release and waiver of claims against the Company, and its affiliates, directors, officers and employees (the “Release”) in the form provided by the Company. The executed Release must be delivered by you to the Company prior to the end of the consideration period stated in the Release, which consideration period will end not later than fifty (50) days following your termination of employment. If you fail to deliver the Release within the consideration period stated in the Release or you exercise any right provided to you in the Release to revoke the Release, you will not be eligible to receive the Severance Benefits.

Section 409A:

Notwithstanding any provision hereof to the contrary, if, as of the date of your “separation from service” from the Company, you are a “specified employee” (each, for purposes of this letter agreement, within the meaning of Section 409A of the Internal Revenue Code of 1986 and the guidance issued thereunder (“Section 409A”)), then the severance payments that would otherwise be paid within the six-month period following your “separation from service” shall not be paid until the date that is six months and one day after such separation from

Jim Murphy Change of Control Agreement

August 2, 2010

service (or, if earlier, the date of your death), with any such amount that is required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service; provided, however, that the preceding provisions of this sentence shall not apply to any payment if and to the maximum extent that such payment is excluded from the definition of nonqualified deferred compensation subject to Section 409A, or can otherwise be paid during such six-month period without violating the requirements of Section 409A(a)(2) under applicable guidance under Section 409A. Such payment shall bear interest at an annual rate equal to the prime rate as set forth in the Eastern edition of the Wall Street Journal on the date of termination, from the date of termination to the date of payment.

Your date of termination for purposes of determining the date that any payment that is treated as nonqualified deferred compensation under Section 409A is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which you have incurred a “separation from service” within the meaning of applicable guidance under Section 409A.

Miscellaneous Provisions:

This letter, the Offer Letter and the Ikanos Employee Confidential Information and Invention Assignment Agreement set forth all of the terms of your employment with Ikanos and no prior and contemporaneous communication, agreements and understandings, whether written or oral shall apply, with respect to the terms and conditions of your employment and the additional matters provided for herein. You agree that there were no promises or commitments made to you regarding your employment with Ikanos except as set forth in this letter, the Offer Letter or in the Employee Confidential Information and Invention Assignment Agreement.

The provisions contained herein shall be construed and interpreted in accordance with the laws of the State of California, without regard to the conflict of laws principles thereof. Each such provision is severable from the others, and if any provision hereof shall be declared illegal or unenforceable by a court of competent jurisdiction, the remainder shall continue to be enforceable to the fullest extent permitted by law, as if such offending provision had not been a part of this offer letter.

If the foregoing is acceptable to you, please sign this letter in the space provided below and return it within three (3) business days. We look forward to hearing from you soon. If you have any questions about this offer, please contact me.

Very sincerely yours,

Ikanos Communications Inc.

Dado Banatao

Chairman

Jim Murphy Change of Control Agreement

August 2, 2010

Acceptance:

I, Jim Murphy, have read and accept the terms of this letter agreement with Ikanos Communications Inc. and I agree to the terms set forth above.

August 3, 2010
Signature	Date

1 “Change of Control” means either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities for the purposes of raising additional funds will not constitute a Change of Control hereunder); or (ii) a sale of all or substantially all of the assets of the Company.

2 “Cause”, as used herein means (i) your failure to perform assigned duties or responsibilities after notice from the Company describing your failure to perform such duties and responsibilities; (ii) your engaging in any act of dishonesty, fraud or misrepresentation; (iii) your violation of any federal or state law or regulation applicable to the Company’s business; (iv) your breach of any confidentiality agreement or invention assignment agreement between you and the Company; or (v) being convicted of, or entering a plea of nolo contendere to, any crime or committing any act of moral turpitude.

3 “Good Reason,” means any of the following that occurs in connection with a Change of Control and without your express written consent: (i) a reduction of your duties, position or responsibilities; (ii) a reduction by the Company in your base salary, as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind or level of employee benefits to which you are entitled immediately prior to such reduction, with the result that your overall benefits package is significantly reduced; or (iv) your relocation to a facility or a location more than 50 miles from your then present office location.